

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East 4th Street, Suite 1400
Cincinnati, OH 45202

Re: **National Interstate Corporation**
        Amended Schedule 13E-3
        Filed by Great American Insurance Company et. al.
        Filed March 5, 2014
        File No. 005-80324

        Amended Schedule TO
        Filed March 5, 2014
        Filed by Great American Insurance Company et. al.
        File No. 005-80324

Dear Mr. Reuter:

     We have reviewed your amended filings and have the following additional comments.

Schedule TO

Offer to Purchase

Special Factors

Background, page 10

1.   We note your response to our prior comment 5 and re-issue the comment. You should
       disclose how the board of directors of AFG and GAIC became aware of the Duff &
       Phelps determination that the initial offer price was unfair and indicate whether that
       determination affected your decision to authorize an increase to the offer price. If Mr.
       Consolino relayed this or related information to board members of AFG and GAIC, you
       should so disclose.

Position of AFG and Purchaser regarding the Fairness of the Offer

2.   We note the revision made in paragraph 15 of your amendment to the Schedule TO. Further revise your disclosure to explain *why* you believe that the current offer price is "more indicative of the fair value of the Shares than certain historical market prices."

3.   We note the revision made in paragraph 18 of your amendment to the Schedule TO and you waiver of the minimum tender condition. Revise the disclosure referenced above to specifically address the fairness of the transaction (and the absence of a need for 75% of the shares to be tendered before the offer is completed) given that you no longer have a minimum tender condition. Also, revise all of your disclosure in light of the waiver of the minimum tender condition, as that waiver appears to affect your fairness determination. Finally, be sure to revise your disclosure to extent any future changes to the terms of the offer have a similar effect on the disclosure required by Schedule 13E-3.

        Please direct any questions to Austin Stephenson at (202) 551-3192 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions